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                        SUPERCONDUCTOR TECHNOLOGIES, INC.
                                 460 Ward Drive
                          Santa Barbara, CA 93111-2358


April 7, 2005


Via Edgar and Facsimile  (Fax: 202.942.9594)
-----------------------


Mr. Reggie Norris
Division of Corporation Finance
SECURITIES & EXCHANGE COMMISSION
450 Fifth Street, NW
Washington, DC  20549


Re:  Superconductor Technologies Inc. - Preliminary Proxy Statement


Dear Mr. Norris:

We are responding to your telephone inquiry to our counsel on April 5, 2005. Specifically, we are responding to your questions concerning Proposal 3 in our preliminary proxy statement filed on April 4, 2005 for our upcoming 2005 Annual Stockholders Meeting. In Proposal 3, we are requesting discretionary authority from the stockholders to implement a reverse split of our common stock anytime during the next year in the range of 1-for-2 to 1-for-10.

First, you asked whether our payment of cash for fractional shares could reduce the number of holders to less than 300 persons. We assume your question relates to Rule 12h-3 which permits voluntary deregistration of a class of equity securities held of record by less than 300 persons. We checked with our transfer agent and secured a current stockholder list. We had 352 holders of record on March 31, 2005. We reviewed this list and calculated the impact of a 1-for-10 reverse split (the maximum requested under Proposal 3). We found 16 holders with fewer than 10 shares of stock. Thus, the reverse split would eliminate (at most) 16 holders due to the payment of cash for fractional shares. We therefore conclude that, based on our current stockholder list, the reverse split would not reduce the number of record holders below the 300 person threshold of Rule 12h-3.

Second, you asked whether the reverse split is the first step to taking the company private. Our reasons for the reverse split are accurately set forth in the proxy statement, and we hereby confirm that the Company does not have any present plan or intention of using the reverse split to take the Company private.

We understand that, upon confirmation of the matters covered in this letter, the SEC does not plan to comment further on our preliminary proxy statement and does not object to our filing and mailing the definitive proxy statement. We would appreciate your contacting our counsel to confirm this understanding or, alternatively, your communicating to him any further requests for information. Our counsel is Daniel Christopher of Guth|Christopher LLP, and you may reach him at 310.234.6923.

Thank you for your prompt attention to our preliminary proxy statement.


Sincerely,

SUPERCONDUCTOR TECHNOLOGIES INC.

/s/ Martin S. McDermut

Martin S. McDermut
Senior Vice President, Chief Financial Officer and Secretary


Cc:  Daniel G. Christopher, Esq.